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                           CHADWICK'S OF BOSTON, LTD.
                                35 United Drive
                     West Bridgewater, Massachusetts 02379


                               December 23, 1996
                                    22628-1



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: CHADWICK'S OF BOSTON, LTD. - WITHDRAWAL OF REGISTRATION STATEMENT
          ON FORM S-1 (FILE NO. 333-4427)
          -----------------------------------------------------------------

Ladies/Gentlemen:

     On behalf of Chadwick's of Boston, Ltd., a Delaware corporation (the "Company"), the undersigned, as President and Chief Executive Officer of the Company, hereby requests that the Company's Registration Statement on Form S-1 (File No. 333-4427) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Registration Statement is being withdrawn because the offering under the Registration Statement was abandoned due to market conditions.

     If you have any questions or require any additional materials in connection with this request, please contact me at (508) 895-2096, or James E. Dawson of Nutter, McClennen & Fish, LLP at (617) 439-2623. Thank you for your assistance.



                                      Very truly yours,

                                      /s/ Dhananjaya K. Rao
                                      ----------------------
                                      Dhananjaya K. Rao


cc:  Mr. Joseph Lomnicky (NYSE)
     Arthur G. Siler, Esq.
     Allan G. Sperling, Esq.
     Constantine Alexander, Esq.
     James E. Dawson, Esq.
     Daniel S. Shore, Esq.